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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                              AMENDMENT NO. 4
                                       TO
                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                          KYSOR INDUSTRIAL CORPORATION
                           (NAME OF SUBJECT COMPANY)

                              K ACQUISITION CORP.,
                     AN INDIRECT WHOLLY OWNED SUBSIDIARY OF

                           SCOTSMAN INDUSTRIES, INC.
                                   (BIDDERS)

 COMMON STOCK, $1.00 PAR VALUE, AND                     501566103


     SERIES A CONVERTIBLE VOTING                      NOT AVAILABLE
   PREFERRED STOCK, $24.375 STATED              (CUSIP Number of Class of
                VALUE                                  Securities)
   (Title of Class of Securities)

                            RICHARD C. OSBORNE

                          CHAIRMAN OF THE BOARD,

                            PRESIDENT AND CHIEF

                             EXECUTIVE OFFICER
                           SCOTSMAN INDUSTRIES, INC.

                          775 CORPORATE WOODS PARKWAY,
                          VERNON HILLS, ILLINOIS 60061
                                 (847) 215-4500
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    Copy to

                                SIDLEY & AUSTIN
                            ONE FIRST NATIONAL PLAZA
                            CHICAGO, ILLINOIS 60603
                                 (312) 853-7000
                           ATTENTION: THOMAS A. COLE

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  K Acquisition Corp., a Michigan corporation (the "Offeror") and an indirect wholly owned subsidiary of Scotsman Industries, Inc., a Delaware corporation ("Parent"), and Parent hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (as amended, the "Statement"), originally filed on February 7, 1997, with respect to their offer to purchase all outstanding shares of (i) Common Stock, $1.00 par value, of Kysor Industrial Corporation, a Michigan corporation (the "Company"), including the associated common share purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of April 26, 1996, as amended (the "Rights Agreement"), between the Company and Harris Trust and Savings Bank, as successor Rights Agent (collectively, the "Common Stock"), and (ii) Series A Convertible Voting Preferred Stock, $24.375 stated value per share (the "ESOP Preferred Stock"; the shares of Common Stock and the shares of ESOP Preferred Stock being collectively referred to herein as the "Shares"), at a purchase price of $43.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 7, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which have been filed with the Statement as Exhibits (a)(1) and (a)(2), respectively.

ITEM 10. ADDITIONAL INFORMATION.

  (f) As contemplated by the condition to the Offeror's obligations described in clause (iv) of the introductory portion of the first paragraph of Section 15 ("Certain Conditions to the Offeror's Obligations") (the "ESOP Condition"), on February 7, 1997, the Company gave notice to the ESOP Trustee of its intention to redeem all outstanding shares of ESOP Preferred Stock as of a date one business day following the date that the Offeror consummates the Offer (the "Redemption Date"). The Certificate of Designations, Rights and Preferences for the ESOP Preferred Stock provides that shares of ESOP Preferred Stock may be converted into shares of Common Stock no later than two business days prior to the Redemption Date. Parent and the Company have agreed to allow the Redemption Date to be extended to a date four business days following the consummation of the Offer in order for the ESOP Trustee to have sufficient time to determine whether to convert into Common Stock any shares of ESOP Preferred Stock that have not been tendered. In light of these arrangements, Parent and the Offeror have waived the ESOP Condition, subject only to there being no further change to the Redemption Date.

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                                   SIGNATURE

  AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

Dated: March 6, 1997                      SCOTSMAN INDUSTRIES, INC.

                                             /s/ William J. Rotenberry
                                          By: _________________________________
                                             Name: William J. Rotenberry
                                             Title: Vice President--Business
                                                 Development

                                          K ACQUISITION CORP.

                                             /s/ William J. Rotenberry
                                          By: _________________________________
                                             Name:William J. Rotenberry
                                             Title: Vice President--Assistant
                                                    Secretary and Assistant
                                                    Treasurer

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